Exhibit 99.4

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-182617 and 333-189844) on Form S-8 of Neptune Technologies & Bioressources Inc. of our report dated May 27, 2015, on the consolidated financial statement which comprise the consolidated statements of financial position as at February 28, 2015 and February 28, 2014, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information and our audit report dated May 27, 2015 on the effectiveness of internal control over financial reporting as of February 28, 2015, which reports are included in the annual report on Form 40-F of Neptune Technologies & Bioressources Inc. for the fiscal year ended February 28, 2015, and further consent to the use of such reports in such annual report on Form 40-F.

May 27, 2015
Montreal, Canada

*CPA, auditor, CA, public accountancy permit No. A119178

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.